

June 6, 2022

Roger Smith
Chief Financial Officer
Ur-Energy Inc.
10758 West Centennial Road
Suite 200
Littleton, CO 80127

   Re: Ur-Energy, Inc.
    Form 10-K for the Fiscal Year ended December 31, 2021
    Filed March 9, 2022
    File No. 001-33905

Dear Mr. Smith:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Business and Properties
Our Mineral Properties, page 13

1. We note that you have provided various maps showing the general locations of your material properties. Please revise to indicate such locations within 1 mile, using an easily recognizable coordinate system. See Item 1304(b)(1)(i) of Regulation S-K.

Financial Statements
Note 7 - Mineral Properties, page F-15

2. We note your disclosure explaining that you have not tested your long-lived assets for recoverability during any of the periods covered by your financial statements because you had not identified indicators that would require a formal impairment test. However, you

have various disclosures within your periodic filings of circumstances that do not appear to be consistent with this determination. For example, we note the following.

- You previously reported having initially six long-term agreements with U.S. utilities to sell a portion of your uranium production during 2013-2019, though production was not sufficient to satisfy these obligations, or was considered economically adverse relative to supply in the spot market.
- Your last sale of uranium production occurred during the second quarter of 2019; all obligations to sell uranium during 2020 were settled with uranium that had been purchased, and you had no sales of uranium during 2021.
- You indicate that operations were curtailed during the third quarter of 2020 due to low uranium prices; you state "the spot market does not currently support full production operations" and "term contracting by U.S. utilities has remained at lower volumes and prices which do not incentivize a return to production."
- You explain that your petition for relief under Section 232 of the Trade Expansion Act "may have resulted in unintended negative reactions resulting in adverse effects to our business relationships with consumers of uranium."
- We understand that all of your uranium sales agreements with U.S. utilities had lapsed or expired by the end of 2020, without renewal, extension or replacement.
- You have no proven and probable reserves and no plans to establish proven or probable reserves for any of your uranium projects that would utilize ISR mining.
- You report operating cash flow losses for the past two fiscal years, including quarters within those fiscal years, and the subsequent interim period.

Given the foregoing, and considering the examples of indicators in FASB ASC 360-10-35-21(b), (c) and (e), we believe that you would need to test your long-lived assets for recoverability and should review your depreciation estimates and method of amortization to comply with FASB ASC 360-10-35-21 and 22. Please submit the analyses that you perform for recoverability of the amounts capitalized for your mineral properties and capital assets listed in Notes 7 and 8 as of December 31, 2020 and 2021.

Exhibits 96.1 and 96.2
Section 11 - Mineral Resource Estimates, page ES-11

3. Please obtain and file a modified exhibit disclosing the cutoff grade calculation along with the assumed uranium prices, costs, metallurgical recoveries, and the rationale for the prices that were selected. See Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K.

Section 16.0 - Market Studies, page ES-16

4. We note various remarks within each report indicating the uranium sale price is based on projections of VIII Capital Corporation, Cantor Fitzgerald Canada Corporation, H.C. Wainwright & Company, and UxC, LLC. Please obtain and file a modified exhibit that includes a discussion of these uranium price forecasts, that clarifies when they were made, how they were combined in deriving an average for the estimate, and how the price

Roger Smith
Ur-Energy Inc.
June 6, 2022
Page 3

forecast varies from year to year. See Item 601(b)(96)(iii)(B)(16)(i) of Regulation S-K.

Section 19 - Economic Analysis, page ES-19

5.   Please obtain and file a modified exhibit for the Shirley Basin property that includes a post-tax cash flow, considering federal and state taxes, consistent with the approach taken with your Lost Creek property. See Item 601(b)(96)(iii)(B)(19)(i) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer, at (202) 551-3718 with any questions regarding the mineral property disclosures and related exhibits.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation